                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                                Amendment No. 9


                            PRECISION SYSTEMS, INC.
                            -----------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
                         -----------------------------
                         (Title of Class of Securities)


                                  740329-10-7
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 22, 1998
                                 --------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 8 Pages
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CUSIP No. 740329-10-7
-------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership            Crystal Diamond, Inc.            Roy M. Speer
         88-0224372               88-0223159                       ###-##-####
-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [x]
     of a Group  (See Instructions)                         (b) [ ]
-------------------------------------------------------------------------------
(3)  SEC Use Only

-------------------------------------------------------------------------------
(4)  Source of Funds
                                                   PF
-------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               [ ]
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

-------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                                        0
by Each Reporting                          ------------------------------------
Person With                                (8)  Shared Voting Power
                                                3,634,432 by each person
                                           ------------------------------------
                                           (9)  Sole Dispositive Power
                                                          0
                                           ------------------------------------
                                           (10) Shared Dispositive Power
                                                3,634,432 by each person
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         RMS Limited Partnership -- 3,634,432 shares
         Crystal Diamond, Inc. -- 3,634,432 shares
         Roy M. Speer -- 3,634,432 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              [x]
     Excludes Certain Shares
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         RMS Limited Partnership -- 19.84%
         Crystal Diamond, Inc. -- 19.84%
         Roy M. Speer -- 19.84%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

         RMS Limited Partnership -- PN
         Crystal Diamond, Inc. -- CO
         Roy M. Speer -- IN





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Securities and Exchange Commission
Washington, D.C.
Schedule 13D
----------------------------------

         RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995, by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 and by that Amendment No. 5 to the Schedule 13D dated June 27, 1996 and by that Amendment No. 6 to the Schedule 13D dated April 7, 1997 and by that Amendment No. 7 to the Schedule 13D dated September 30, 1997 and by that Amendment No. 8 to the Schedule 13D dated March 4, 1998 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended by adding the following to the disclosure contained therein:

         Pursuant to a Contribution and Share Exchange Agreement ("Agreement") dated April 22, 1998 between Speer Communications Holdings Limited Partnership; Speer World Wide Digital Transmission & Vaulting Limited Partnership; Speer Productions Limited Partnership; and Speer Virtual Media Limited Partnership (collectively "Speer") and Precision Systems, Inc., a Delaware corporation (the "Company" or "PSI"), Speer agreed to exchange certain assets, $15 million in cash and the capital stock of Professional Video Services Corporation in exchange for 101,508,343 shares (the "Exchange Consideration") of Common Stock of PSI (the "Contribution and Exchange Transaction"). In addition, pursuant to the terms of a Real Estate Transfer Agreement (the "Real Estate Agreement") RMS agreed to contribute certain real estate to PSI in exchange for 3,789,393 shares (the "Real Estate Consideration") of Common Stock of PSI (the "Real Estate Transaction"). Pursuant to the terms of a Plan of Recapitialization between RMS and the Company, RMS also agreed to deliver to PSI shares of Series A Preferred Stock and Series B Preferred Stock held by RMS, as well as a promissory note by and between PSI and RMS dated September 30, 1997, in exchange for shares of PSI Common Stock to be issued by PSI to RMS at a price of $1.00 per share (the "Recapitalization Plan"). Finally, Speer agreed





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to provide PSI a line of credit of up to $3 million prior to the closing of the transactions.

         The source of the assets, securities and real estate to be used in the Contribution and Exchange Transaction and the Real Estate Transaction is the business and operations of Speer, its controlled limited partnerships and RMS; the source of the funds to be used in the Contribution and Exchange Transaction is the working capital of Speer and its controlled limited partnerships. The source of funds for the $3 million line of credit to PSI is the working capital of Speer.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4(a) of the Schedule 13D is amended as follows:

         On April 22, 1998, Speer and PSI executed the Agreement, a copy of which is attached hereto as Exhibit A, whereby Speer agreed to exchange certain assets, cash and securities held by Speer for common stock of PSI. As a result of the Agreement, Speer agreed, subject to the satisfaction of certain customary conditions, including shareholder approval, to contribute certain assets, $15 million in cash and the capital stock of Professional Video Services Corporation in exchange for 101,508,343 shares of Common Stock of PSI. In addition, pursuant to the Real Estate Agreement RMS agreed to contribute certain real estate to PSI in exchange for 3,789,393 shares of Common Stock. Pursuant to the Recapitalization Plan RMS also agreed to deliver to PSI shares of Series A Preferred Stock and Series B Preferred Stock held by RMS, as well as a promissory note by and between PSI and RMS dated September 30, 1997, in exchange for shares of PSI Common Stock to be issued by PSI to RMS at a price of $1.00 per share.

         Prior to the closing date, Speer is entitled, upon not less than 20 days prior written notice, to elect not to close the Contribution and Exchange Transaction and the Real Estate Transaction. In lieu of these transactions and subject to the terms and conditions of the Agreement, Speer Communications and Speer Virtual Media ("SVM") would transfer to PSI certain assets of SVM and $60 million in cash (the "Alternative Transaction"). In consideration for the assets of SVM and the $60 million in cash, PSI, in lieu of delivering the Share Exchange Consideration and the






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Real Estate Consideration, would issue and deliver 65,000,000 newly issued shares of PSI Common Stock to Speer Communications and SVM.

         Item 4(d) of the 13D is amended as follows:

         Pursuant to the terms of the Agreement, PSI has agreed to increase the number of members of its Board of Directors from five to eight persons. Upon consummation of the Agreement, three nominees of Speer will be elected to fill vacancies on the PSI Board of Directors. At the closing date, PSI will appoint a nominee of Speer to serve as President and Chief Executive Officer of PSI.

         Upon consummation of the Contribution and Exchange Transaction, the Recapitalization Plan and Real Estate Transaction, Speer will control approximately 84% of the Common Stock of PSI.

         Item 4(e) of the 13D is amended as follows:

         Concurrently with the execution of the Agreement, Speer Communications entered into voting agreements with Alta Investissements S.A., Vulcan Ventures Incorporated and certain other entities and persons whereby each of the voting parties agreed to not sell any of the shares of capital stock of PSI owned by such parties between the date of the voting agreement and the closing date; and each of the parties agreed to vote all shares of PSI Common Stock held by each party in favor of the Contribution and Exchange Transaction and the Real Estate Transaction or the Alternative Transaction and the Recapitalization Plan, and an amendment of the Certificate of Incorporation of PSI increasing the number of authorized shares of PSI Common Stock to not less than 200,000,000 shares, or such other number as the parties may agree.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is amended by adding the following paragraph thereto:

         Mr. Speer indirectly controls and is the beneficial owner of substantially all of the partnership interests in each of the Speer entities. In the event of the consummation of the Contribution and Exchange Transaction and the Real Estate Transaction, or the Alternative Transaction, and the Recapitalization Plan, Mr. Speer






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will be the beneficial owner of the consideration received by the Speer entities involved in those transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended by adding the following paragraph thereto:

         On April 22, 1998, Speer and certain affiliates entered into the Agreement with PSI, whereby Speer, agreed, subject to the satisfaction of certain conditions, to transfer to PSI all right, title and interest in certain assets, tangible and intangible, held by Speer and used in certain businesses as conducted by Speer, including: resale of long distance telecommunications services; provision of remotely accessed virtual office information services; provision of audiovisual production and post-production facilities and services; provision of digital information storage services; and provision of satellite uplink and downlink information transmission services. The assets to be contributed by Speer also include the issued and outstanding capital stock of Professional Video Services Corporation, a District of Columbia corporation, and $15 million in cash. In consideration for the foregoing, PSI has agreed to deliver 101,508,343 newly issued shares of PSI Common Stock, par value $0.01 to Speer.

         Pursuant to a Real Estate Transfer Agreement between PSI and RMS ("Real Estate Agreement"), a copy of which is attached hereto as Exhibit B, RMS has agreed, subject to the closing of the Contribution and Exchange Transaction, to transfer certain real estate holdings to PSI in exchange for 3,789,393 shares of PSI Common Stock. In addition, pursuant to the Recapitalization Plan between PSI and RMS, a copy of which is attached hereto as Exhibit C, RMS has agreed to deliver to PSI for cancellation (i) all of the shares of PSI Series A Preferred Stock and the shares of PSI Series B Preferred Stock held by RMS, and (ii) the promissory note by and between PSI and RMS dated September 30, 1997 (the "Note") in exchange for shares of PSI Common Stock to be issued by PSI to RMS at a price of $1.00 per share. The shares of PSI Series A Stock and PSI Series B Stock held by RMS will be exchanged for a number of shares of PSI Common Stock equal to the quotient realized by dividing the sum of the aggregate liquidation preference for the shares of PSI Series A Stock and PSI Series B Stock held by RMS plus the accumulated and unpaid dividends on such shares as of the





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closing date by the exchange rate and rounding any fraction resulting from such calculation to the next largest whole number. The Note will be converted into a number of shares of PSI Common Stock equal to the quotient realized by dividing the principal balance and accrued interest on the RMS Note as of the closing date by the Exchange Rate and rounding any fraction resulting from such calculation to the next largest whole number.

         Prior to the closing date, Speer will be entitled, upon not less than twenty days prior written notice, to elect not to close the Contribution and Exchange Transaction and the Real Estate Transaction. In lieu of such transactions and subject to the terms and conditions of the Agreement, Speer Communications and SVM would transfer to PSI certain assets of SVM and $60 million in cash. In consideration for the contribution of the assets of SVM and the cash, and in lieu of PSI's obligation to deliver the Share Exchange Consideration and the Real Estate Consideration, PSI would issue and deliver 65,000,000 newly issued shares of PSI Common Stock to Speer Communications and SVM.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -      Contribution and Share Exchange Agreement dated as of
                          April 22, 1998, by and among Speer Communications
                          Holdings Limited Partnership, Speer World Wide
                          Digital Transmission & Vaulting Limited partnership,
                          Speer productions Limited partnership, Speer Virtual media Limited Partnership and Precision Systems, Inc.

         Exhibit B -      Real Estate Transfer Agreement dated as of April 22,
                          1998, by and between Precision System, Inc., and RMS
                          Limited Partnership

         Exhibit C -      Plan of Recapitalization dated as of April 22, 1998,
                          by and between Precision Systems, Inc., and RMS
                          Limited Partnership

         Exhibit D -      Voting Agreements



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1998


                                                 /s/ Roy M. SPEER
                                                 ------------------------------
                                                 ROY M. Speer


                                                 RMS LIMITED PARTNERSHIP,
                                                 a Nevada limited partnership


                                                 /s/ C. Thomas Burton
                                                 ------------------------------
                                                 C. Thomas Burton
                                                 President
                                                 of Crystal Diamond, Inc.,
                                                 the Managing General Partner of
                                                 RMS Limited Partnership


                                                 CRYSTAL DIAMOND, INC.,
                                                 ------------------------------
                                                 a Nevada corporation


                                                  /s/ C. Thomas Burton
                                                 ------------------------------
                                                  C. Thomas Burton
                                                  President





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